Organigram Enters into MOU for Microwave Assisted Extraction Technique Development

MONCTON, NEW BRUNSWICK--(Marketwired – September 6, 2017) – Organigram Holdings Inc. (TSX VENTURE:OGI)(OTCQB:OGRMF) (the “Company” or “Organigram”) is pleased to announce that it has entered into a memorandum of understanding (the “MOU”) with the New Brunswick Innovation Research Chair in Medical Technologies (NBIRC), a New Brunswick Innovation Fund (NBIF) initiative, pursuant to which the parties will jointly develop an industry leading method of microwave extraction of cannabinoid extracts from marijuana plants.

The project will be led by Dr. J. R. Jocelyn Paré, holder of the NBIRC, the inventor of various Microwave-Assisted Processes forming a portfolio of twelve patents. Dr. Paré is a researcher at the Atlantic Cancer Research Institute (ACRI) and his current focus is in the use of microwaves for the selective ablation of tumours.

The objective of this project is to develop a more efficient manner of extracting cannabinoids for use in extracts and edibles. Consistent with the company's objective of continuous innovation, this project will aim to drive down production costs resulting in higher quality and more accessible medical cannabis products for patients.

Organigram's Chief Executive Officer, Greg Engel commented, “We are honoured to be working with Dr. Jocelyn Paré -the New Brunswick Innovation Research Chair in Medical Technologies. Dr. Paré is an internationally renowned expert in microwave extraction and we couldn't be happier to be commencing this project with him. While our initial joint working focus will be microwave extraction, we look forward to a long working relationship with Dr. Paré to advance marijuana cultivation and extraction and the use of microwaves in this industry”.

Dr. Paré commented, “We are pleased to provide our expertise in support of this development work aiming at improving the efficiency of Organigram’s cannabis extraction processes. This will also contribute to stronger economic development in our region”.

For more information, visit www.organigram.ca

For further information, please contact:

Organigram Holdings Inc.	NBIRC
Greg Engel	Remi Richard
Chief Executive Officer	Business Development Officer
gengel@Organigram.ca	remi.richard@vitalitenb.ca

New Brunswick Innovation Research Chair in Medical Technologies
The New Brunswick Innovation Research Chair in Medical Technologies is a New Brunswick Innovation Fund-sponsored initiative. It was created to foster greater collaboration between the private sector and academia. The Chair is exclusively focused on research to help private sector companies develop new and improved products and technology. This includes the development of new or existing intellectual property within the industry and/or the research chair and their team. The Chair operates modern microwave research facilities and strives to innovate by accelerating the understanding of interactions of cancer tissues with microwaves. The objective being to pave the way to better diagnosis tools and bring further insight into minimally invasive treatment.

About Organigram Holdings Inc.
Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram’s facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

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